DEXIA

RECEIVED

2007 SEP 25 P 12:19

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

07026942

August 30th, 2007

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of August 30th, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
SEP 28 2007
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

Dexia SA
Place Rogier 11
B - 1210 Bruxelles

Tél. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Compte N° 068-2113620-17
RPM Bruxelles TVA BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

DEXIA

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 30 August 2007, 8:30 am

Certain Dexia shareholders enter into agreement with a view to benefitting from "grandfathering" provisions of new Belgian tender offer rules

Dexia was informed by certain of its shareholders (Arcofin, Holding Communal, CDC, Ethias and CNP Assurances) that they have entered into an agreement.

This agreement is made in the context of the new Belgian tender offer rules, which enter into force on September 1, 2007 and implement into Belgian law the provisions of EU Directive 2004/25 of April 21, 2004 on takeover bids. These new rules require any person which, alone or with others, owns more than 30% of the voting securities of a Belgian listed company as a result of an acquisition of securities, to launch a mandatory tender offer for all voting securities of that company. The law however provides for a "grandfathering" regime in respect of pre-existing situations as at the date of its entry into force, and exempts from the obligation to launch an offer those persons which already own (alone or with others) an interest in excess of 30%, provided they notify such interest to the CBFA, the Belgian securities regulator, and the company.

The shareholders mentioned above, whose aggregate interest in Dexia exceeds the 30% threshold, have advised Dexia that they intend to avail themselves from such exemption, in order to be able to continue to consult between them from time to time. The agreement formalizes the shareholders' past practice of consulting with one another from time to time, and shareholders remain free to decide independently on their position with respect to resolutions to be taken regarding the company.

The agreement will thus not affect the corporate governance principles and systems applicable within Dexia, including the role and operation of the Shareholders General Meeting and the Board of Directors, the latter retaining all its autonomy in deciding the strategy and general policy of the Dexia group.

Press department Brussels	+32 2 213 50 81
Press department Paris	+33 1 58 58 86 75
Investor Relations Brussels	+32 2 213 57 46 / 49
Investor Relations Paris	+33 1 58 58 85 56 / 85 97

PRESS RELEASE

RECEIVED

2007 SEP 25 P 12: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dexia SA - 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex
Account nb. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

26 P. Brussels, Paris, 30 August 2007, 2:00 pm

Activity and results as of June 30, 2007

ANOTHER ROBUST QUARTER FOR THE ACTIVITY AND FINANCIAL PERFORMANCES

SECOND QUARTER 2007

Net income – Group share:	**EUR 787 million**	**+34.8% on 2Q 2006**
Earnings per share:	**EUR 0.68**	**+25.8% on 2Q 2006**

FIRST HALF 2007

Net income – Group share:	**EUR 1,507 million**	
Variance over 1H 2006 - reported:	**+11.5%**	
- underlying*:	**+17.8%**	
Earnings per share:**		
- on a reported basis:	**EUR 1.30**	**+4.1% on 1H 2006**
-on an underlying basis:	**EUR 1.10**	**+13.9% on 1H 2006**
Return on equity*:**	**21.5%**	**24.3% in 1H 2006**
Tier 1 ratio:	**9.9%**	**9.8% as of Dec. 31, 2006**

*Excludes nonrecurring items and marked-to-market variations on FSA's CDS portfolio; **Undiluted; *** Annualized;

Press department Brussels +32 2 213 50 81
Press department Paris +33 1 58 58 86 75
Investor Relations Brussels +32 2 213 57 46 / 49
Investor Relations Paris +33 1 58 58 85 56 / 85 97

Message from Axel Miller, Chairman of the Management Board

An excellent second quarter 2007

I am delighted to announce an excellent second quarter 2007. Dexia posted net income up 34.8% on the second quarter 2006 at EUR 787 million. So over the entire first half of the year, net income is more than EUR 1.5 billion, 11.5% up on the first half-year 2006 which was marked by a lot of non-recurrent profit items. Our net earnings per share, excluding non-recurrent items, rose 13.9%. Return on equity remains at a high level (21.5%).

Excluding non-recurrent items, net income was up 18.6% (pro forma) at EUR 661 million. This was achieved within the context of ongoing major developments in the international provision of financial services to the public sector, in project finance and in our Turkish subsidiary Denizbank. Operating costs rose 5.6%, or twice as slowly as revenue growth, which was 9.6%. Our cost income ratio is improving and is now 51.8% over the first half-year. The cost of risk remains extremely moderate and has not changed in comparison to the second quarter 2006.

These results are the fruit of a good, indeed excellent, performance by all business lines. Public & Project Finance and Credit Enhancement continue to develop at a fast pace, and outstanding volumes are almost up 15%. This activity keeps profitability on economic equity at a high level, close to 25%. The strongest growth is attributable to project finance, where Dexia is now world number one both in financing renewable energies and in Public Private Partnerships. Revenues rose 11% and net income 15.4% (EUR 350 million).

Personal Financial Services continued to be highly profitable in the second quarter. Volume growth accelerated, with client assets up 8.5% and credits up 13.9%. Revenue growth at 4.3% is an improvement on the beginning of the year. The control of costs remains total, with a rise of only 2.3%. The Group is accelerating its investments in Turkey, with the opening of 29 new branches over the second quarter 2007 alone, thus taking the total number of branches to 291. Also benefiting from a favourable tax effect and very moderate cost of risk, the business line thus saw its net income rise by almost 18% to EUR 197 million.

Asset Management and Investor Services also recorded good performances, with net income of EUR 30 million (+32.4%) and EUR 29 million (+19.9%) respectively. The commercial development of Asset Management resulted in great success for institutional sales with net new money amounting to EUR 1.8 billion over the second quarter alone. At the same time, Investor Services showed sound momentum with the number of funds under adminsitration up 20.7%.

Finally, Treasury and Financial Markets posted 9.2% growth of net income to EUR 77 million. It benefited in particular from a good performance in 'fixed income' activities.

Within these business lines, we should mention the performances of Denizbank, acquired at the end of 2006. The Turkish bank's contribution to net result was EUR 44 million in the second quarter 2007, up 40% on the same period in 2006 (pro forma). Denizbank is developing strongly and continues to gain market share.

Financial crisis: Dexia is very well protected

The second half-year 2007 is marked by a very different market environment with a sharp re-pricing of credit risks. As the US sub-prime mortgage loan crisis worsened in July and in August, it caused many asset classes to fall, and provoked a global liquidity crisis caused in particular by the de-leverage (margin calls, withdrawals and so on) of many investment vehicles.

Against that background, I can confirm that Dexia is very well protected indeed and sees a series of attractive development opportunities.

Dexia's exposure to US subprime mortgage loans, directly or via FSA, is still very well protected and should not occasion any loss at all, even if market conditions continue to deteriorate. For a long time, Dexia and FSA have expected problems to emerge in the RMBS segment and they have kept well away from it. In fact, FSA is effectively in the unique situation where it is the only major credit enhancer not to be exposed to the most problematic segment of the securitization market, ABS CDOs.

At this point I would note that the Group's debt instruments outstandings are exclusively invested in the safest signatures.

On the the liquidity front, while many operators are finding themselves in difficulty Dexia has not suffered. The Group has excess liquidity and significant liquidity reserves within its portfolios. Dexia will moreover benefit from the effectiveness of its AAA refinancing vehicles which still have the benefit of excellent market appreciation. The Group is therefore perfectly able to cover its short and medium-term liquidity needs.

Today, conditions offer real opportunities at good levels of risk and remuneration. Dexia is already taking advantage of them thanks to increased activity both in financing and through its American subsidiary FSA.

New share repurchase programme

Once again, the balance sheet as at 30 June illustrates the solidity of the Dexia Group's equity. The solvency ratio, calculated on Tier 1 ratio, amounts to 9.9%, up on 31 March and beyond the level we consider appropriate.

The situation of excess equity in which the Dexia Group finds itself will be further strengthened in 2008, after the entry into force of the new solvency standards arising from the Basle II Accord.

Working on the basis of the situation as at 31 March 2007, and on models which still await validation by the banking regulators, the Dexia Group's Tier 1 ratio should, all things being equal, be increased by approximately 30%. The Group's ability to make use of this reserve will of course depend upon future discussions with rating agencies.

Under these conditions, the Board of Directors has decided to recommence the share repurchases which had been suspended on the acquisition of Denizbank and, in a new share

repurchase programme, to allocate the sum of EUR 500 million until the Group's next ordinary shareholders meeting, which will be held in May 2008.

In any event, Dexia will continue to be loyal to the policy followed constantly for several years now: equity which is considered surplus to requirements for developing business lines and paying a regularly increasing dividend will be allocated to financing share repurchases, unless value creative acquisitions are made, in which case the surplus will be allocated as a priority to financing those acquisitions.

Important step for Dexia Bank Nederland

At this middle of the year we have entered a decisive phase in settling the litigation in which Dexia is involved with some clients of its Dutch subsidiary, Dexia Bank Nederland, regarding share leasing products. In fact, 31 July last marked the end of the period during which clients could make use of the "opt out" facility under the compensation agreement, signed in 2005 under the aegis of Wim Duisenberg. In all, 24,702 clients decided to make use of the opt out, which means that approximately 85% of all clients involved were of the mind, in line with the recommendation from the Court of Appeal in Amsterdam, that the agreement was fair, and are consequently bound by it.

Under those conditions, the remaining legal uncertainties have been significantly reduced.

Outlook

This excellent second quarter 2007, following a very satisfactory first quarter, confirms the sound orientation of Dexia fundamentals and the Group's ability to achieve its financial objectives.

I. CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2007

The Board of Directors of Dexia, chaired by Pierre Richard, met on August 30, 2007 and approved the Group's financial statements as of June 30, 2007.

Consolidated statement of income*

in millions of EUR	2Q 06	2Q 07	Variation	1H 2006	1H 2007	Variation
Income	1,676	1,964	+ 17.2 %	3,460	3,749	+ 8.4 %
Expenses	- 837	- 937	+ 11.9 %	- 1,655	- 1,863	+ 12.6 %
Gross operating income	**839**	**1,027**	**+ 22.4 %**	**1,805**	**1,886**	**+ 4.5 %**
Cost of risk	- 61	- 30	- 50.8 %	- 61	- 53	- 13.1 %
Impairment on (in)tangible assets	0	0	n.s.	0	0	n.s.
Tax expense	- 173	- 185	+ 6.9 %	- 352	- 278	- 21.0 %
Net income	**605**	**812**	**+ 34.2 %**	**1,392**	**1,555**	**+ 11.7 %**
Minority interests	21	25	+ 19.0 %	41	48	+ 17.1 %
Net income – Group share	**584**	**787**	**+ 34.8 %**	**1,351**	**1,507**	**+ 11.5 %**
Cost-income ratio	50.0%	47.7%	-	47.8%	49.7%	-
ROE (annualized)	20.5%	22.1%	-	24.3%	21.5%	-

* audited statement of income (limited review).

Foreword

To assess these results appropriately, it must be reminded that material variations in the scope of consolidation took place in 2006 and 2007, the main ones being the acquisition of DenizBank, the sale of Banque Artesia Nederland, of Dexia Banque Privée France and of the private banking business in the United Kingdom. Based on today's scope of consolidation, 1H 2006 net income – Group share (pro forma) would have been EUR 1,392 million instead of EUR 1,351 million.

Net income – Group share amounted to EUR 787 million in the second quarter of 2007, up EUR 203 million (+34.8%) over the same period of 2006. Excluding the non-operating items amounting to EUR 126 million in 2Q 2007 versus EUR 45 million in 2Q 2006, and on a pro forma basis, the underlying[1] net income – Group share reached EUR 661 million, a very robust 18.6% progression or EUR +104 million. It was strong in all business lines, with underlying progressions respectively of +15.4% in Public/Project Finance and Credit Enhancement, +17.7% in Personal Financial Services, +32.4% in Asset Management, +19.9% in Investor Services and +9.2% in Treasury and Financial Markets.

[1] "Underlying" results exclude the non-operating factors, i.e. both the nonrecurring elements of the period, described and quantified individually, and also the variations of the marked-to-market value of FSA's CDS portfolio. The latter instruments being classified as derivatives, the variation of their market value during the reporting period is taken as a trading result; this treatment under IAS 39 is however deceptive for a good understanding of the economic results, as this portfolio is composed of AAA-rated instruments, which FSA is committed to insure until maturity. Thus, the positive or negative marked-to-market variations on this book in any period are not underlying results, as they will eventually add up to zero.

In the first half of 2007, the net income – Group share stood at EUR 1,507 million, up 11.5% over the first half of 2006. Both 1H 2006 and 1H 2007 non-operating factors were of large amounts (respectively EUR 306 million and EUR 229 million) essentially as a result of the creation of the joint venture RBC Dexia Investor Services in 2006 and of various capital gains in 2007. Excluding the non-operating items and on a pro forma basis, the underlying net income – Group share realized a solid EUR +193 million or +17.8% (+18.4% at constant exchange rate) progression.

Total **income** amounted to EUR 1,964 million in the second quarter of 2007, up +17.2% compared to the level of the second quarter 2006. On the underlying pro forma basis, the progression was +9.6% or EUR +161 million (EUR 1,838 million in 2Q 2007, and EUR 1,677 million in 2Q 2006). All business lines contributed to this progression and even significantly in some cases: respectively EUR +72 million in Public Finance (+11.0%); EUR +30 million in Personal Financial Services (+4.3%); EUR +13 million in Asset Management (+21.4%), EUR +11 million in Investor Services (+10.9%) and EUR +12 million in Treasury and Financial Markets (+9.2%). It should be noted that this underlying revenue growth was impacted, to the extent of EUR +5 million, by the positive evolution of the Turkish lira between the second quarter of 2006 and the same period in 2007, partially mitigated by the negative evolution of the US and Canadian dollars. At constant exchange rate, the increase of the total underlying income would thus have been +9.3% over 2Q 2006 (pro forma).

Total income of the first half of 2007 reached EUR 3,749 million, up EUR 289 million (+8.4%). At constant scope of consolidation and excluding the non-operating items, the increase was EUR 316 million (+9.6%) stemming from the growth of the underlying revenues in all the business lines : respectively EUR +149 million in Public Finance (+11.6%); EUR +45 million in Personal Financial Services (+3.4%); EUR +23 million in Asset Management (+19.3%), EUR +20 million in Investor Services (+10.7%) and EUR +26 million in Treasury and Financial Markets (+9.0%). During the period, the revenues stemming from Central Assets and non-operating factors amounted to EUR 259 million, i.e. EUR 128 million lower than in the equivalent period of 2006, principally due to the effect of the joint venture transaction "RBC Dexia Investor Services" in the first quarter of 2006. It should be noted that the total underlying revenue growth was impacted, to the extent of EUR -31 million, by the negative evolution of all of the three foreign currencies mentioned before between the first half of 2006 and the first half of 2007. At constant exchange rate, the increase of the total underlying income would thus have been +10.6% over 1H 2006 (pro forma).

Expenses stood at EUR 937 million in the second quarter of 2007, up 11.9% on a reported basis, but only a limited +5.6% on an underlying pro forma basis (EUR 936 million in 2Q 2007 versus EUR 887 million in 2Q 2006). The EUR 49 million underlying variance stems from the increasing costs in the businesses where the development is strong, mitigated by the quasi stability of expenses in Personal Financial Services. At constant exchange rate, the growth of the cost base was +5.4% over 2Q 2006 (pro forma), i.e. almost 4 percentage points below the equivalent progression of revenues.

In the first half of 2007, costs stood at EUR 1,863 million, up 12.6% or + EUR 208 million over the same period of 2006. On an underlying pro forma basis, the costs went up EUR 109 million or +6.2%. At constant exchange rate, the increase of the costs was +7.2%.

The **cost-income ratio** stood at 49.7%, in the first half of 2007, compared to 47.8% in the first half of 2006. Excluding the non-operating items discussed above, the underlying cost-income ratio improved from 53.5% to 51.8% in one year, in line with the Group's medium-term target.

The **gross operating income** amounted to EUR 1,027 million in the second quarter of 2007, up 22.4% compared to the second quarter of 2006. The underlying pro forma gross operating income was EUR 902 million, a 14.2% positive variation in one year. As will be seen below, the underlying performance of the business lines has been very satisfactory, +11.3% in Public/Project Finance, +8.4% in Personal Financial Services, +31.9% growth was achieved in Asset Management, +12.7% in Investor Services and +4.4% in Treasury and Financial Markets – see detailed analysis below.
The gross operating income reached EUR 1,886 million in the first half of 2007, up 4.5% compared to the first half of 2006 and +13.6% on the underlying pro forma basis. At constant exchange rate, the growth was +14.4%.

The **cost of risk** amounted to EUR 30 million in the second quarter of 2007, against EUR 61 million in the same period of 2006. At constant scope and excluding the non-operating items, the underlying cost of risk stabilized at EUR 31 million, in line with the average of the previous quarters. The cost of risk ratio (net annualized charge as a percentage of total net outstanding commitments) for banking activities remains at a very low level, 3.7 basis points for the second quarter of 2007.
In the first six months of the year the cost of risk amounted to EUR 53 million compared to EUR 61 million one year earlier. On an underlying basis the cost of risk totalled EUR 58 million, i.e. a limited increase of EUR 7 million.

Tax expense (comprising both current and deferred tax) amounted to EUR 185 million in the second quarter of 2007, up +6.9% compared to the same period of 2006. In the first six months of 2007, the tax expense stood at EUR 278 million against EUR 352 million in the same period of last year. These amounts include non-operating items detailed in the Activity Report 2Q 2007 page 24. Excluding those, the underlying tax charge would have been stabilized at EUR 347 million.

Return on equity (ROE – annualized) in the second quarter of 2007, reached 22.1% whereas it stood at 20.5% in the same quarter of the previous year. It stood at 21.5% in the first half of 2007 compared to 24.3% in the first half of 2006. Excluding the non-operating items and on a pro forma basis, the ROE would have been 18.3% in 1H 2007 against 19.5% in 1H 2006, mainly following the capital increase of September 2006.

Earnings per share (EPS) were calculated on the basis of 1,163 million shares (average weighted number) as of June 30, 2007 and 1,086 million shares as of June 30, 2006, an increase of 7.1% mainly due to the issue of new shares in September 2006 in connection with the acquisition of DenizBank. On a half-year basis, the EPS improved from EUR 1.24 (undiluted) in the first half of 2006 to EUR 1.30 in the first half of 2007. The growth rate of +4.1% stemmed from the 11.5% increase of net income-Group share, mitigated by the evolution of the number of outstanding shares. On an underlying basis, the EPS went up 13.9% from EUR 0.96 in the first half of 2006 to EUR 1.10 in the first half of 2007. In the second quarter of 2007 and on a reported basis, the EPS stood at EUR 0.68 against EUR 0.54 in the second quarter of 2006, up 25.8%. On an underlying basis, the EPS improved from EUR 0.50 in the second quarter of 2006 to EUR 0.57 in the second quarter of 2007, up 14.1%.

Group tier 1 ratio[2] stood at 9.9 % at June 30, 2007 versus 9.7% as of March 31, 2007 and 9.8% at the end of 2006. Taking 50% of the hybrid capital instruments, the tier 1 ratio stood at 9.4% as of June 30, 2007, compared to the 9.2% reached three months earlier and at the end of 2006.

II. ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

1. Public/Project Finance and Credit Enhancement

Activity

Long-term commitments posted a very good 14.7% growth compared to June 2006 (the variation at constant exchange rate was +15.4%), to EUR 281.4 billion at the end of June 2007.
The growth concerned all entities with a particular dynamism in the United Kingdom, Iberia and Central and Eastern Europe. The confirmation of the steady start from the Japanese branch should also be noticed.
By division, the growth was noticeable in the corporate and project finance sector, which experienced a +33.4% increase compared to the first half of 2006. Of note, Dexia was in the first half of the year ranked #1 worldwide mandated lead arranger in renewable energy, with 17 deals arranged for a total amount of USD 1.2 billion (*Infrastructure Journal* ranking).
But growth was also significant in the public finance sector which recorded a 11.8% increase, bringing long-term commitments to EUR 243.0 billion.

Long-term originations were stable, compared to the first half of 2006, at EUR 29.4 billion.

Regionally, the commercial performances were as follows:

• In Europe

- In **Belgium**, long-term commitments amounted to EUR 33.0 billion, up 5.4% compared to June 2006. Originations have risen 74.6% over the same period of 2006. The progression is especially sustained in corporate and project finance, where originations were multiplied by two point six. Of note, last May, Dexia was mandated lead arranger for the EUR 111 million financing of the construction and operation of the first Belgian offshore wind farm.

- In **France**, long-term commitments were up 6.9% year on year, to EUR 62.1 billion. The activity was stable (+0.7%) in public finance, despite the unfavourable impact of the coming municipal elections and thanks to the very dynamic healthcare and social sectors, with several winning tender offers for the renovation of hospitals. Of note, in project finance, the PPP activity was sustained. Dexia arranged wind farms deals, confirming its expertise in this field.

- **Luxembourg** experienced a very dynamic first half, with commitments up 19.3%, and production reaching EUR 104 million (versus EUR 35 million one year earlier).

---

[2] For the calculation of the solvency ratio in 2007, the treatment of qualified participations in banking and insurance institutions remains the same as in 2006, being the deduction of the total regulatory equity. The profit for the period minus the dividend (estimated for the first six months of 2007) is included in the equity.

- In the **United Kingdom**, originations reached EUR 1.4 billion, up 60.1% compared to the first six months of 2006. In public finance, the rise was 67% (+64% at constant exchange rate), thanks to the very strong activity recorded in the Social Housing segment. The PFI activity was, once again, very sustained, with among others, the GBP 85 million refinancing of the Edinburgh hospital, and the GBP 68 million financing of social housing for the Manchester City Council.

- **Italy** recorded a 5.1% increase of long-term commitments in one year, to EUR 37.2 billion. Long-term originations reached EUR 1.8 billion in the first half of 2007 in a very quiet public finance market. Despite this difficult environment, numerous deals have been closed during the period, like for instance the granting of two loans to the municipality of Rome for a total amount of EUR 204 million. In project finance, originations doubled compared to the first half of 2006.

- In **Iberia**, long-term commitments increased nicely by 16.9% in one year and reached EUR 9.5 billion. Long-term originations in the project finance segment increased very strongly by 71.7%, with a number of deals closed (notably two solar plants financings arranged and two deals in the wind energy sector closed for a total amount of EUR 130 million). The public finance market in Spain was much affected by the electoral cycle.

- **Germany** recorded a very strong activity in the first half of 2007. Long-term commitments reached EUR 32.3 billion, up 12.4% in one year. Long-term originations were up 37.1%. This performance is notably the result of the policy of extending the customer base to satellites of local authorities since the beginning of the year. The 2007 starting activity of project finance of Dexia Kommunalbank Deutschland already reached EUR 361 million, notably in the energy sector.

- In **Central and Eastern Europe**, long-term commitments reached EUR 5.7 billion, up 23.6% in one year.

- **Turkey** increased its long-term commitments by 11.1% in one year, to EUR 1.1 billion, posting a level of originations of EUR 680 million (+45.6%) expanding its franchise in the corporate banking activity. Last May, Dexia was mandated lead arranger with a final take of USD 95 million of a deal initiated by AVEA, a Turkish cell phone operator.

• In America

- In the **United States** and **Canada**, long-term commitments posted a very satisfying +12.4% in one year, an increase of 18.9% at constant exchange rate. In the United States, a USD 455 million deal was closed with the state of California. In the project finance segment, it is worth noting that Dexia was among others, very active in the Wind Energy segment, and took part in four projects for a total final take of USD 189 million. In Canada, Dexia was notably active in the underwriting of an enhanced PPP financing for the Calgary ring road.

- In **Mexico**, where long-term commitments doubled at EUR 0.6 billion, it is worth mentioning the financing of debt restructuring of the state of Michoacan, for a final take of EUR 67 million and of the state of Durango for EUR 41 million.

• In Asia and other countries

- **Japan**: the start experienced by the Japanese branch proved once again very dynamic. Originations reached EUR 2.4 billion in a competitive environment, for a total amount of long-term commitments reaching EUR 4.0 billion at the end of the period.

- Activity recorded in **other countries and carried out from head office** declined in originations (-15.2%), as Japan was previously included in that segment and has only been accounted for on a separate basis since January 1, 2007. Should Japan still be included in that segment, the production would have risen strongly by +39.2%.
In Switzerland, originations were up 69.8%, resulting from the gain of new customers following the opening of a representative office in Geneva in October 2006.
Australia enjoyed a very dynamic first half of the year, with long-term commitments reaching EUR 582 million, up 51.3%. Production has increased by 41.9% in the first six months of the year. On the project finance segment, it is worth to note the participation of Dexia up to AUD 59 million to the financing of PPP housing for the Army, and the financing of a toll road in Melbourne for AUD 50 million.

Long-term commitments - Public/Project finance

in billions of EUR	June 30, 2006	June 30, 2007	Variation	Var. at constant exchange rate
Europe:				
Belgium	31.4	33.0	+5.4%	-
France	58.1	62.1	+6.9%	-
Luxembourg	1.8	2.2	+19.3%	-
United Kingdom	7.4	9.8	+32.5%	+29.1%
Sweden	3.7	3.8	+4.1%	+4.6%
Italy	35.4	37.2	+5.1%	-
Iberia (Spain & Portugal)	8.1	9.5	+16.9%	-
Germany	28.7	32.3	+12.4%	-
Central and Eastern Europe	4.6	5.7	+23.6%	-
Turkey	1.0	1.1	+11.1%	-3.7%
America:				
United States and Canada	43.1	48.5	+12.4%	+18.9%
Mexico	0.3	0.6	x 2.0	x 2.0
Asia and other countries:				
Japan	0	4.0	n.s.	n.s.
Headquarters and other countries*	21.8	31.6	+45.1%	+46.2%
Total	**245.4**	**281.4**	**+14.7%**	**+15.4%**

* "Other countries" includes the activities of the Pacific area, Israel, Switzerland. "Headquarters" refers to the transactions carried out by head office in countries where Dexia has no direct presence.

The **debt management** activity was again very dynamic in the first half of the year, reaching the record level of EUR 10.4 billion, versus EUR 8.9 billion for the same period of 2006, a 17.3% progression. The three more significant contributors, France, Belgium and Italy, representing more than 90% of the total amount, experienced very satisfying growths of

respectively +9.6%, +39.4% and +10.8%. This continued growth, as well as the extension of the geographical scope of this activity, show Dexia's ability to provide its clientele with interesting financial engineering solutions in very different types of interest rates environment. The debt management activity represents a very distinctive feature of Dexia's business model in public finance.

Short-term loans outstanding stood at EUR 21.6 billion, up 10.0% compared to end of June 2006.

Assets under management for the business line's customers increased by 18.5% in one year, from EUR 31.2 billion to EUR 37.0 billion. France experienced a very nice 23.5% progression to EUR 7.1 billion, and Italy even doubled its volume of assets under management to EUR 1.8 billion.

Insurance services (excluding FSA). Dexia Sofaxis collected EUR 357 million in the first half of 2007, a stable level compared to the same period of last year.

FSA recorded for the first half of the year, a slight 2.3% decrease of gross present value originations over the same period of 2006. This is the result of a very competitive environment in the US public finance business and an improving spread environment in the ABS business.

In **public finance**, gross PV premium originations for the first six months of 2007 decreased by 32.1% year on year. Insurance penetration was around 48%, versus 50% for the same period of 2006. FSA's market share was approximately 22%.
In the United States, PV premiums experienced a 9.1% decline, largely due to decreases in health care and other high-premium types of transaction. Of note, the refunding activity, very dynamic in the first half of 2007, declined strongly at the end of the second quarter, due to a significant rise in interest rates.
In the international public finance market, gross PV premiums decreased by 59.8%. It is useful to remind that activity in this sector tends to be irregular because of the timing of large, high-premium transactions with long development time. It should be noted that a number of large deals have been delayed to the third quarter.

The **ABS** sector continued to benefit from improved business conditions. As a result, gross PV premium originations increased by 138.1% in the first half of the year. This trend is visible both in the United States and in the international segment.
In the United States, gross PV premiums originated increased by 142.9%. Additionally, it is worth noting that transactions closed in the second quarter had longer average lives, which will contribute to the stability of future earnings.
Outside the United States, FSA increased by 119.1% its origination of international asset-backed PV premiums, despite a 0.5% decline in par insured. As in the United States, FSA found more attractively priced opportunities with generally longer average lives.

In the **financial product** business, the gross PV premiums declined by 7.1%, reflecting shorter average live of new investments.

Underlying results

Underlying* results – Public/Project finance and Credit Enhancement

in millions of EUR	2Q 2006	2Q 2007	Var.	Var. at constant exch. rate	1H 2006	1H 2007	Var.	Var. at constant exch. rate
Income	655	727	+ 11.0 %	+12.0%	1,284	1,433	+ 11.6 %	+ 14.1 %
Expenses	- 209	- 230	+ 10.2 %	+10.6%	- 424	- 452	+ 6.6 %	+ 8.5 %
Gross operating income	446	497	+ 11.3 %	+12.7%	860	981	+ 14.1 %	+ 16.9 %
Net income – Group share	**303**	**350**	**+15.4 %**	**+17.1%**	**583**	**695**	**+ 19.3 %**	**+ 22.6 %**
Cost-income ratio	31.9 %	31.7 %	-	-	33.0 %	31.5 %	-	-
ROEE**	27.2%	25.8%	-	-	26.2%	25.7%	-	-

* i.e. excluding non-operating items; pro forma for 2Q 2006 and 1H 2006.
** Return on economic equity, annualized.

Net income – Group share was EUR 350 million for the second quarter of the year, up a very satisfying +15.4%. A progression both based on public and project finance, which turns into +17.1% at constant exchange rate, as the US dollar depreciated by 7.7% compared to the second quarter of 2006. FSA weighted 20% of the business line's earnings, and DenizBank 6% of the total.

Net income – Group share amounted to EUR 695 million for the first half of 2007, up 19.3% compared to the same period of 2006. At constant exchange rate, this turns into a very high 22.6% increase.

In the second quarter, total **income** reached EUR 727 million, posting thus an increase of 11.0%, and 12.0% at constant exchange rate.
Total income amounted to EUR 1,433 million for the first six months of the year, corresponding to a very strong 11.6% increase (+14.1% at constant exchange rate). Excluding FSA, the progression at constant exchange rate was +14.2%, more or less in line with outstanding growth.

Expenses stood at EUR 230 million for the second quarter, a 10.2% increase (+10.6% at constant exchange rate). This cost increase compared to the second quarter of 2006, reflects mainly the progression of headcounts at headquarters, and of course the development of international operations (the Japanese branch alone incurred a EUR 4.6 million increase of expenses following progression of consulting fees, IT costs and headcounts).
In the first six months, expenses of the business line increased by 6.6% (8.5% at constant exchange rate), a little more than half of the revenues growth.

Gross operating income thus reached EUR 497 million in the second quarter, up 11.3% compared to the same period of 2006, or 12.7% at constant exchange rate. The increase is +14.1% for the first six months of 2007 (a very high 16.9% at constant exchange rate).

The business line **cost-income ratio** improved significantly from 33.0% in the first half of 2006 to 31.5% for the first six months of 2007.
Cost of risk stood at a low EUR 18 million for the second quarter, versus EUR 21 million one year earlier.

The business line **return on economic equity** (ROEE annualized) stood at 25.8% for the second quarter of 2007.

2. Personal financial services

Activity

The activity in the second quarter of 2007 was marked by a recovery of the equity markets in April and May followed by a decrease in June. At the same time, short and long-term interest rates moved higher leading Dexia Bank Belgium to raise its rates on term deposits and savings bonds products.
In this context, total customer assets and loans experienced a significant increase of 9.6% over the last year, reaching EUR 173.4 billion at the end of June 2007. Compared to the level reached at the end of 2006, the increase was 5.3%.

Off-balance sheet products assets increased by 9.0% notably thanks to a strong sales and distribution effort. This is a progression nearly 3.0% above the one recorded in balance-sheet products assets. Life insurance was up a very satisfactory 17.2% at the end of June, if we compare life insurance reserves with June 2006.

In **retail banking**, customer assets reached EUR 89.2 billion, up 5.2% in one year and 3.6% with regard to December 2006.
Higher client rates offered boosted the term deposits and savings bonds segment (+26.7%), while savings accounts declined by 5.2% in one year. Sight deposits increased by a healthy 4.0%.
Bonds issued by the Group increased strongly by 23.2%, representing a progression of EUR +1.3 billion, whereas mutual funds remained fairly stable. Finally life insurance technical reserves recorded a 8.3% increase, mainly due to the positive impact of the growth in the guaranteed life insurance segment called Branch 21. As far as operations in Turkey are concerned, total customer assets reached TRY 7.0 billion, up 20.7%, with a remarkable 25.5% progression on the profitable sight deposits. In Slovakia, the customer assets grew a robust 62.2% between June 2006 and June 2007.

Private banking showed once again a positive development, with a special mention for Luxembourg. All the product lines assets enjoyed a very dynamic progression. Overall, total customer assets increased by 15.3% in one year, to EUR 48.2 billion, and by 6.6% compared to December 2006. In one year, structured products offer increased by 20.0% (+15.7% compared to December 2006), supported notably by the launch of new products.

Customer assets (at quarter end) [3]

in billions of EUR	June 06	Sept.06	Dec. 06	March 07	June 07	Variation June 07 / Dec. 06	Variation June 07 / June 06
Balance-sheet products (Deposits, savings bonds...)	56.1	55.6	55.9	57.3	59.6	+6.6%	+6.2%
Off balance-sheet products (Mutual funds, securities...)	58.6	61.5	62.6	63.0	63.9	+2.1%	+9.0%
Insurance (Life insurance technical reserves)	11.9	12.5	12.8	13.4	13.9	+8.4%	+17.2%
Total customer assets	**126.6**	**129.6**	**131.3**	**133.7**	**137.4**	**+4.6%**	**+8.5%**
of which retail banking	*84.8*	*85.3*	*86.0*	*87.0*	*89.2*	*+3.6%*	*+5.2%*
of which private banking	*41.8*	*44.4*	*45.2*	*46.7*	*48.2*	*+6.6%*	*+15.3%*

As of June 30, 2007, **loans to retail and private customers** recorded a 13.9% growth year on year, to EUR 36.0 billion, with every product line experiencing a double digit growth. Over the last six months, the increase was 7.8%.

In retail banking, the progression is noticeable in consumer loans (+16.3% in one year) and in loans to SMEs and the self-employed (+17.9%). The growth in mortgage loans is 11.4%.

In Turkey, total loans to customers increased significantly by 44.4%, to TRY 4.6 billion with a significant progression on loans to SMEs (+63.7%).

Customer loans (at quarter end) [3]

in billions of EUR	June 06	Sept.06	Dec. 06	March 07	June 07	Variation June 07 / Dec. 06	Variation June 07 / June 06
Mortgage loans to retail customers	17.8	18.3	18.8	19.2	19.9	+ 5.5%	+ 11.4%
Consumer loans to retail customers	3.3	3.3	3.5	3.6	3.8	+ 8.3%	+ 16.3%
Loans to SMEs and the self-employed	7.0	7.2	7.4	7.7	8.3	+ 11.0%	+ 17.9%
Loans to private banking customers	3.6	3.7	3.7	4.0	4.1	+ 13.2%	+ 16.3%
Total customer loans	**31.7**	**32.5**	**33.4**	**34.4**	**36.0**	+ 7.8%	+ 13.9%

[3] Pro forma as Banque Artesia Nederland (left the Group in 4Q 2006) and Dexia Banque Privée France (left the Group in 2Q 2007) are not included in the scope anymore. The amounts include DenizBank and some insurance companies which were previously accounted for in the segment "Insurance Services", now integrated in the distribution business lines. Moreover, the definition of some products was fine-tuned, which conducted to slight adjustments.

Underlying results

Underlying* results – Personal Financial Services

in millions of EUR	2Q 2006	2Q 2007	Var.	Var. at constant exch. Rate	1H 2006	1H 2007	Var.	Var. at constant exch. rate
Income	685	714	+4.3%	+3.6%	1,343	1,388	+3.4%	+3.9%
Expenses	-458	-468	+2.3%	+1.7%	-911	-924	+1.4%	+1.9%
Gross operating income	227	246	+8.4%	+7.5%	432	464	+7.6%	+8.0%
Net income – Group share	**167**	**197**	**+17.7%**	**+17.1%**	**319**	**361**	**+13.4%**	**+13.8%**
Cost-income ratio	66.8%	65.5%			67.9%	66.5%		
ROEE**	31.9%	34.2%			30.5%	31.4%		

* i.e. excluding non-operating items; pro forma for 2Q 2006 and 1H 2006.
** Return on economic equity, annualized.

The **net income – Group share** for the second quarter of 2007 reached EUR 197 million, up 17.7%. This strong net income is the result of a combination of a continued strong cost control, a decreasing tax rate, and good management of the average margin and product mix. DenizBank weighted 8% in the total business line's net income.
Over the first six months of the year, the net income – Group share was up +13.4%, to EUR 361 million.

Total **income** for the second quarter reached EUR 714 million, a growth of 4.3%. This is the result of strong activity on the one hand and a slightly lower margin, which stemmed from interest rate evolution and a competitive environment on the other hand. Geographically, the increase came mainly from Turkey and Luxembourg. In Turkey, income increased by +15.2% (or +9.4% at constant exchange rate) to EUR 93 million.
In the first six months of the year, the income recorded a +3.4% growth, to EUR 1,388 million, +3.9% at constant exchange rate. The Turkish contribution to the business line income was EUR 178 million, up 11.5% (or +15.8% at constant exchange rate).

Expenses for the second quarter proved once again to be well managed, with a limited increase of 2.3%, or EUR 10 million. This is the result of a EUR 8 million cost reduction in the Benelux business, which is being offset by a EUR 18 million increase in Turkey. This is an expected evolution in a context of sharp sales forces reinforcement (nearly +25% in retail and +30% in the SME segments compared to June 2006) coupled with numerous branches opening in the second quarter of 2007 (29 branches) leading to a total of 291 branches in Turkey at the end of June.
Over the first six months of the year, the cost increase was only 1.4%.

Gross operating income for the second quarter came up as a result to a very satisfactory EUR 246 million, up 8.4%. At constant exchange rate, the increase would have been +7.5%.

The **cost-income ratio**, thanks to the above-mentioned good control of costs, improved between the second quarter of 2006 and the same period of 2007, from 66.8% to 65.5%.

The level of **cost of risk** increased from EUR 8 million in 2Q 2006 to EUR 13 million in 2Q 2007. This EUR 5 million increase stems from the particularly low level of provision in the second quarter of 2006, while the amount in the second quarter of 2007 is in line with the levels reached in the previous quarters.

Tax expense was down 28.2%, to EUR 37 million in 2Q 2007, mainly due to the lower effective tax rate.

The **return on economic equity** (ROEE annualized) improved from 31.9% in 2Q 2006 to 34.2% in 2Q 2007.

3. Asset Management

Activity

Assets under management reached EUR 111.1 billion as of June 30, 2007, up 14.2% in one year and 2.5% in one quarter. Since the end of June 2006, the EUR 13.8 billion increase is the result of very satisfactory net inflows (EUR +5.8 billion) and positive market effects (EUR +8.0 billion). During the second quarter of 2007, the net new cash was EUR 1.4 billion. Institutional sales and distribution activity was strong in the first as well as in the second quarter of 2007. Institutional mutual funds experienced a good progression, with assets under management reaching EUR 28.1 billion, up 29.7% since June 30, 2006. Between March and June 2007, the increase was 5.8%, with net new cash of EUR 1.2 billion. A similar evolution can be seen within institutional mandates which reached EUR 31.3 billion, a EUR 5.6 billion or +21.6% growth in one year. Finally, over one year, the volume of the private mandates grew by 16.6%. Retail funds were almost flat as clients partly redirected investments into deposit products or life insurance products. As of June 30, 2007, total assets under management distributed by the Institutional Sales Teams of Dexia Asset Management amounted to EUR 52.3 billion, a EUR 3.8 billion increase compared to the previous quarter.

Underlying results

Underlying* results – Asset Management

in millions of EUR	2Q 2006	2Q 2007	Variation	1H 2006	1H 2007	Variation
Income	61	74	+ 21.4 %	119	142	+19.3%
Expenses	- 34	- 39	+ 13.2 %	-65	-75	+14.5%
Gross operating income	26	35	+ 31.9 %	54	67	+25.1%
Net income – Group share	**23**	**30**	**+ 32.4 %**	**47**	**62**	**+30.9%**
Cost-income ratio	56.5%	52.7%	-	54.8%	52.6%	
ROEE**	191.1%	184.8%	-	196.3%	187.7%	

* i.e. excluding non-operating items; pro forma for 2Q 2006 and 1H 2006.
** Return on economic equity, annualized.

The asset management business experienced a good second quarter 2007, with **net income – Group share** amounting to EUR 30 million, up 32.4% compared to the second quarter of 2006. As for the first half of 2007, net income reached EUR 62 million, up 30.9% compared to the first half of 2006.

Total **income** in the second quarter of 2007 increased 21.4% to EUR 74 million. This very robust progression mainly stems from a 29% growth in management fees which benefited from both good volumes and an increase in the management fees of several funds during the third quarter of 2006. Performance fees remained very good though being halved compared to an exceptional 2Q 2006. For the first half, total revenues increased 19.3% compared to the same period of 2006.

Expenses in the second quarter of 2007 were up (+13.2% in one year, or EUR 5 million), in conjunction with increasing staff headcounts (+78 full-time employees in one year) and IT investments. Productivity remains good and Dexia Asset Management remains among the best in class in the industry with total costs still representing only 13 bp of assets under management. For the first half of 2007, costs followed a similar trend as assets under management and increased by 14.5%.

The **cost-income ratio** was 52.7% in the second quarter, improving from 56.5% over the year. For the first six months of 2007, it stood at 52.6%, a decrease of 2 percentage points compared to the same period of last year.

4. Investor Services

Activity

RBC Dexia Investor Services total **assets under administration** amounted to USD 2,633 billion as of June 30, 2007, representing a 26.6% year-on-year increase, and a growth of 8.4% over the first quarter. These strong results reflect good commercial performance, favourable financial markets in the second quarter, and foreign currency movements. Performance reflected in euro is somewhat lower, up 19.0% in one year and +6.7% over the first quarter, due to the weakening of the US and Canadian dollars against the euro.

In May 2007, two significant new business mandates were announced. Guardian Capital Group Ltd selected RBC Dexia Investor Services for the provision of custody, recordkeeping, fund administration and securities lending for its portfolio of pooled funds and corporate securities. Claymore Investments Inc. also choose RBC Dexia Investor Services for their 9 new ETF funds requiring global custody, fund accounting, securities lending and foreign exchange. As the business has not yet been transferred, there is no impact to commercial indicators and revenues. In addition, Schroder Investment Management (Luxembourg) SA selected RBC Dexia Investor Services to provide locally-required Canadian sub-recordkeeping services for 23 of its Luxembourg investment funds, which are being distributed to offshore clients through the Canadian investment dealer network.

The **number of funds under administration** as of June 30, 2007 increased by 20.7% year on year and by 2.2% over the first quarter. The number of **transfer agent** accounts remained flat in the second quarter due to the departure of a client with a large number of accounts. Excluding this contract, the number of accounts would have increased by 4.4% over the first quarter. Compared to last year, the number of accounts increased by 5.5%.

In May 2007, RBC Dexia Investor Services was ranked #1 one overall in Global Investor's 2007 Global Custody Survey. This marks the record fourth consecutive year that RBC Dexia has claimed the survey's top ranking, which is based on feedback from institutional investors about the quality of service they receive from their global custodians. In March 2007, RBC Dexia was also ranked #1 in the world for the third consecutive year in the R&M Consultants Global Custody Survey (2005-2007).

Underlying results

Underlying* results – Investor Services

in millions of EUR	2Q 2006	2Q 2007	Var.	Var. at constant exch. rate	1H 2006	1H 2007	Var.	Var. at constant exch. rate
Income	101	112	+10.9%	+ 10.7%	191	211	+10.7%	+14.4%
Expenses	- 63	- 69	+ 9.9%	+ 9.4%	- 122	- 135	+10.7%	+14.1%
Gross operating income	38	43	+ 12.7%	+ 12.8%	69	76	+10.6%	+14.7%
Net income – Group share	**24**	**29**	**+ 19.9%**	**+20.0%**	**44**	**52**	**+16.3%**	**+20.6%**
Cost-income ratio	62.3%	61.7%	-	-	63.9%	63.9%	-	-
ROEE**	69.9%	66.2%	-	-	64.2%	59.0%	-	-

* i.e. excluding non-operating items; pro forma for 2Q 2006 and 1H 2006.
** Return on economic equity, annualized.

Net income – Group share reached EUR 29 million for the second quarter of the year, up 19.9%. For the first six months of 2007, net result amounted to EUR 52 million, an increase of 16.3% over the same period in 2006, and an increase of 20.6%, excluding the unfavorable currency impact.

Income stood at EUR 112 million, up 10.9% in the second quarter. For the first half of 2007, growth is 10.7%, or +14.4% at constant exchange rate, due to the growth of existing client assets, the acquisition of new clients and favorable financial markets. This supported notably significantly stronger interest margins, foreign exchange revenues and commissions.

Expenses stood at EUR 69 million for the second quarter, an increase slightly below growth of income. For the first half of the year, progression is 10.7%, in line with the income growth. Cost evolution is driven by an increase in activity and by IT projects.

The **cost-income ratio** was 61.7% in the second quarter, improving from 62.3% over the year. For the first six months of the year, it stood at 63.9%, the same level reported for the first half of 2006.

5. Treasury and Financial Markets (TFM)

Activity

The **Group Treasury** segment was again very active in the second quarter of 2007, with long-term bonds issued (2 years and more) totalizing EUR 16.1 billion, compared to EUR 14.6 billion in the first half of 2006, and EUR 9 billion at the end of March 2007. Of note, the strong support of the AAA issuances, with EUR 10.6 billion bearing the Dexia Municipal Agency (DMA) AAA signature or through *pfandbriefe* issued by Dexia Kommunalbank Deutschland. The average cost of the new issues of this first half of 2007 continued to be very attractive, while the average life remained stable at 7.9 years. A significant part (46%) of the Group's long-term funding was sourced, as in the first quarter of 2007, with public placements. The strong increase compared to the same period in 2006, largely stems from the success of DMA issues, which are welcomed by the market.
The private placements represented 38% of the volumes issued in 2007, of which 53% by the AAA issuers, in a still rather difficult market environment for the AA issuers. Regarding the cash & liquidity management activity, whose first objective is to meet the Group short-term funding needs, the first half of 2007 was also very active, with notably a significant increase of the deposits received from central banks and supranational institutions.

The **Fixed Income** segment manages essentially the Credit Spread Portfolio (CSP). In the first half of 2007, the investment activity amounted to EUR 11.6 billion, a high level of production concluded at attractive margins, bringing the Credit Spread Portfolio to EUR 77.9 billion as of June 30, 2007. CSP continues to focus on deals with high-quality collateral, robust structural enhancement features and demonstrable underlying cash flows. More than 99% of the portfolio is rated investment grade and 78% is rated AA- or better, with the investment lines mostly classified as available for sale. In the segment of securitization, where Dexia offers a fully integrated securitization service to clients (advisor, arranger and/or underwriter), the business performed well in Europe. Dexia Capital Markets was particularly successful, underwriting 14 transactions during the first half of 2007 and notably a USD 3.0 billion securitization (the "Dublin Oak" transaction) focused on ABS assets. This transaction, whose credit risk is "neutralized" by the acquisition of a CDS, will allow reducing significantly the amount of regulatory capital attached to this ABS portfolio. In the United States, where the securitization activities consist essentially in originating commercial mortgage loans before securitizing them, the team managed to conclude its largest securitization to date at a very attractive return.

Market Engineering and Trading (MET) regroups all competences in the supply of structured products to the retail/private banking clients and to the public sector clients. It also manages the activities of interest rates, foreign exchange and equities. The Public Finance Market Engineering segment was buoyant with very successful structuring and hedging/ trading desks. In the equities activity, the teams, both in Paris (Dexia Securities France) and Brussels performed very well. Activity in that division was very dynamic. For instance, in the structuring and origination for PFS clients, no less than 28 transactions have been launched for a total amount of EUR 1.3 billion, among which EUR 0.2 billion of structured products for private banking and EUR 1.0 billion for retail banking. The same good commercial results apply to public finance clients with more than 1,000 transactions totalling EUR 12 billion.

Finally, it should be reminded that TFM is not only a strong revenue generator on its own, but also an important support unit for the other business lines and for the Group as a whole regarding balance-sheet management. As such, the amount of indirect revenues stemming from this close cooperation, which are booked in the other business lines, is estimated to be EUR 314 million in the first half of 2007 (against EUR 213 million in the same period of 2006).

Underlying results

Underlying* results – Treasury and Financial Markets

in millions of EUR	2Q 2006	2Q 2007	Var.	Var. at constant exch. rate	1H 2006	1H 2007	Var.	Var. at constant exch. rate
Income	127	139	+ 9.2 %	+10.2%	289	315	+ 9.0 %	+ 11.3 %
Expenses	- 43	- 51	+ 18.4 %	+19.1%	- 86	- 102	+ 18.0 %	+ 19.5 %
Gross operating income	84	88	+ 4.4 %	+5.6%	202	213	+ 5.2 %	+ 7.8 %
Net income – Group share	**71**	**77**	**+9.2%**	**+9.4%**	**158**	**173**	**+ 10.0 %**	**+ 12.4 %**
Cost-income ratio	34.1 %	36.9 %	-	-	29.9 %	32.4 %	-	-
ROEE**	23.6%	21.5%	-	-	26.6%	24.1%	-	-

* i.e. excluding non-operating items; pro forma for 2Q 2006 and 1H 2006.
** Return on economic equity, annualized.

Second quarter 2007 **net income – Group share** amounted to EUR 77 million, a robust 9.2% increase (+9.4% at constant exchange rate). This good performance was largely pulled by the Fixed Income.
Net income – Group share amounted to EUR 173 million for the first half of 2007, up 10.0% compared to the same period of 2006 (+12.4% at constant exchange rate) with a good progression of the fixed-income segment and notably the CSP, Securitization and Credit Structuring & Trading desks. DenizBank increased its contribution by EUR +10 million as a result of capital gains opportunities in 2007 and a lower basis of comparison due to the negative impact of the Turkish Central Bank rate hike in the second quarter of 2006.

The **income** amounted to EUR 139 million in the second quarter of 2006, up 9.2% year on year and +10.2% at constant exchange rate. The largest contributor was Fixed Income (70% of total), while the remaining part is nearly equally split between the two other segments. In the Fixed Income segment, CSP, Securitization and Credit Structuring & Trading desks were the main contributors to the income progression. CSP, which accounted for 77% of the Fixed Income segment in the second quarter of 2007, was notably pulled by the important volumes invested in the previous quarters and some opportunistic capital gains opportunities. As disclosed previously, the Securitization desks performed particularly well, accounting for EUR 3 million in the income progression. The Treasury segment increased its contribution (up EUR 5 million) to EUR 18 million and finally, the MET segment experienced a EUR 3 million decrease among others in a context of lower volatility in the foreign exchange market.

Income amounted to EUR 315 million for the first half of 2007, up 9.0% compared to the same period of 2006 (+11.3% at constant exchange rate). This solid increase stems from the good progression of the Fixed Income and MET segments (respectively +20.1% and +8.6%) mitigated by the Treasury segment which faced an adverse interest rates environment since the beginning of the year.

Expenses went up EUR 8 million quarter on quarter to EUR 51 million in 2Q 2007 with a significant part of this increase coming from the creation and development of the activity in Japan, the expansion of TFM in London, and IT expenses linked to TFM development projects. Expenses for the first half of 2007 followed the same trend, reaching EUR 102 million (up EUR 16 million).

The **gross operating income** thus increased to EUR 88 million (+4.4% year on year, and +5.6% at constant exchange rate) in the second quarter of 2007 and EUR 213 million (+5.2% year on year and +7.8% at constant exchange rate) in the first half of 2007.

The **cost-income ratio** reached 32.4% for the first half of 2007, an expected figure regarding the important staff increase following the implementation of the "TFM+" project.

Tax expense decreased in the second quarter of 2007 when compared to the same period of 2006 (EUR -4 million), largely as a consequence of MET's arbitrage strategies accounting impact (products which embed cash and derivative instruments whose change in value may cause simultaneously either increased revenues and taxes or reduced revenues and taxes). In the first half of 2007, tax expense decreased also from EUR 44 million in the previous year to EUR 38 million, essentially for the same reasons.

The **return on economic equity** (ROEE annualized) remained at the satisfactory level of 21.5% for the second quarter of 2007.

Focus on Insurance Activities

Since January 1, 2007, a new segmentation has been introduced: Insurance activities are now allocated respectively to Public/Project Finance (9% of the premiums and 12% of the net income) and to Personal Financial Services which is the leading generator (91% of the premiums and 88% of the net income). This focus on Insurance activities complements the comments made before on these two business lines. The scope of Insurance activities includes Dexia Insurance Services (DIS) and Global Hayat in Turkey and excludes FSA and the brokerage specialist Dexia Sofaxis. Insurance activities represent about 7% of the total net income – Group share of the Group.

	Total gross written premiums					
in millions of EUR	*2Q 06*	*2Q 07*	*Variation*	*1H 06*	*1H 07*	*Variation*
Total premiums (by type)	***1,055***	***1,048***	***-0.7%***	***2,000***	***2,079***	***+3.9%***
Nonlife	***106***	***108***	***+2.1%***	***233***	***239***	***+2.7%***
Life	***949***	***940***	***-1.0%***	***1,767***	***1,840***	***+4.1%***
Branch 21 (classical life included)	*834*	*791*	*-5.2%*	*1,501*	*1,579*	*+5.2%*
Branch 23 (unit-linked contracts)	*87*	*109*	*+26.0%*	*201*	*207*	*+2.6%*
Branch 26 (guaranteed/public sector)	*29*	*40*	*+39.5%*	*65*	*54*	*-17.9%*

Total premiums (by segment)	***1,055***	***1,048***	***-0.7%***	***2,000***	***2,079***	***+3.9%***
Public/Project Finance (PPF)	*86*	*84*	*-1.8%*	*207*	*187*	*-9.5%*
Personal Financial Services (PFS)	*969*	*964*	*-0.6%*	*1,793*	*1,891*	*+5.5%*

***Total gross premiums** collected in the first half of 2007 through DIS reached EUR 2,079 million, of which premiums generated by life insurance activity represented 88% and nonlife 12%.*

***Life** insurance commercial activity was up 4.1% compared to the first half of 2006 and amounted to EUR 1,840 million of written premiums at the end of June 2007, while nonlife premium growth was slightly lower (+2.7%). Excluding the broker Belstar, sold in March 2007, the life production was even higher (+5.4%). In Belgium, the increase stemmed mainly from Branch 21 products (+5.0%) thanks to the commercial campaigns launched in June 2007 (action on both entry fees and guaranteed interest). Branch 23 products increased by 2.6% as a result of higher production in 2Q 2007 following a commercial campaign ("Dexia Deals" action which focused on the investment products). A new product was launched in Branch 26 in March 2007, increasing sharply the production in 2Q 2007 after some quarters of lower production. In France and Luxembourg, good progress was made: +4.4% for Dexia Epargne Pension (France) in a decreasing life insurance market. Of note, Dexia Epargne Pension received many gold trophies rewarding innovation this year. Dexia Life & Pension (Luxembourg) experienced a +23.4% increase. Geographically, 65% of life insurance premiums were collected in Belgium and the balance came essentially from France and Luxembourg.*

***Nonlife** activity strongest growth was observed in the automotive sector of the DVV network, and the Dexia Home & Family product sold through Dexia Bank Belgium network. To recall, the nonlife premium progression was mitigated by the sale of Flexia in 3Q 2006.*

As a result of investors' lesser appetite for long-term investments in the second quarter's yield curve configuration, premiums collected in Public/Project Finance decreased by 9.5% (from

EUR 207 million to EUR 187 million). Consequently, the increase was realized in Personal Financial Services (+5.5% or EUR 98 million), of which 60% is attributable to Dexia Bank's networks, and 40% to Dexia Epargne Pension and Dexia Life & Pension.

Underlying results of Dexia Insurance Services

in millions of EUR	*2Q 06*	*2Q 07*	*Variation*	*1H 06*	*1H 07*	*Variation*
Income	*112*	*112*	*+0.1%*	*204*	*218*	*+7.0%*
Expenses	*-57*	*-59*	*+3.4%*	*-111*	*-117*	*+5.5%*
Taxes & other	*-18*	*0*	*n.s.*	*-19*	*-2*	*n.s.*
Net income – Group share	***37***	***54***	***+44.1%***	***74***	***99***	***+33.3%***

Net income – Group share *of DIS amounted to EUR 54 million in 2Q 2007, a 44.1% increase compared to 2Q 2006 mainly explained by the positive evolution of the taxes (especially due to the combination of non taxable capital gains and to the positive deferred taxes booked on the flashing light reserves).*
In 1H 2007, net income – Group share reached EUR 99 million, a 33.3% increase compared to the first half of 2006.

Income *experienced a 7.0% progression or EUR 14 million: i) the financial revenues increased by EUR 113 million, as a result of higher outstanding in life insurance products, realized capital gains on listed shares and the gain obtained on the sale of Belstar (EUR 52.8 million); ii) the technical margin decreased by EUR 99.1 million because of higher technical provisions related to higher outstanding but also as the bulk of the expected profit sharing for the full year has been booked at the end of the first half of 2007.*

Expenses *went up 5.5% and reflect i) higher staff numbers in the French and Luxembourg subsidiaries, linked to the business developments; ii) higher IT expenses as investments on some projects are progressing; and iii) more fees paid to the DVV network in line with the higher production (+5%) in nonlife.*

Taxes *were influenced by positive deferred taxes as explained above.*

III. CENTRAL ASSETS AND NON-OPERATING ITEMS

As one of the analytical segments in the organization, "Central Assets" mainly records the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currency-hedging contracts. "Central Assets" also allocates economic capital to the business lines which receive notional interest thereon, charged to Central Assets. On the cost side, the segment registers those costs that cannot be attributed to a specific business line. Since January 1, 2005, Central Assets also includes all the results of the share-leasing activities at Dexia Bank Nederland. Besides, management has chosen to isolate those items which have an influence on the published financial statements, but which, by their nature, make the interpretation of the true underlying trends difficult. This is why the non-operating items such as one-off capital gains or losses, are isolated and described in detail on page 24 of the

Activity Report 2Q 2007. And since the introduction of IAS 32&39 in 2005, the variations of income caused by the mark-to-market of FSA's CDS portfolio (see page 24) are also considered as "non-operating".
The table below summarizes the aggregate contribution of Central Assets and non-operating items to Dexia's results.

Results from Central Assets and non-operating items

in millions of EUR	2Q 2006*	2Q 2007	Variation	1H 2006*	1H 2007	Variation
Income	118	197	+ 79	387	259	-128
Expenses	- 80	- 78	+ 1	- 146	- 175	- 30
Gross operating income	**+ 38**	**+ 118**	**+ 80**	**+ 241**	**+ 83**	**- 158**
Cost of risk	- 44	+ 1	+ 45	- 29	+ 4	+ 33
Impairment on (in)tangible assets	0	0	0	-1	0	+ 1
Tax expense	+ 27	- 4	- 32	+ 42	+ 96	+ 53
Minority interests	6	10	+ 4	13	19	+ 6
Net income – Group share	**+ 15**	**+ 104**	**+ 90**	**+ 241**	**+ 164**	**- 77**

* pro forma.

In the second quarter of 2007, the contribution to the **net income – Group share** of all the components described above, was EUR 104 million, compared to EUR 15 million in the equivalent period of 2006 pro forma. This stems from various factors impacting almost all the lines of the statement of income, as follows.

Concerning total **income**, the increase from EUR 118 million in 2Q 2006 to EUR 197 million in 2Q 2007 (a EUR +79 million variation) is mainly explained by a number of factors described hereafter:

- a EUR -31 million variation from the mark-to-market of FSA's CDS portfolio (EUR -3 million in 2Q 2006 and EUR -34 million in 2Q 2007);
- a EUR +90 million variation due to non-operating capital gains which amounted to EUR 66 million in 2Q 2006 and EUR 158 million in 2Q 2007 (see details on page 24 of the Activity Report 2Q 2007);
- Dexia Bank Nederland's revenues amounted to EUR 23 million in 2Q 2006 and went down to EUR 13 million in 2Q 2007 as the share leasing portfolio is running off (a EUR -10 million variation);
- a EUR 29 million positive variation in Central Assets (DBNL excluded) stemming among others from: i) a positive EUR 5 million result of foreign exchange (hedges included); ii) EUR 9 million stemming from the placement of the funding linked to the acquisition of DenizBank; iii) a EUR 13 million additional revenues stemming from hybrid capital issued; iv) and different items for the balance.

During the first half of 2007, total income decreased by EUR 128 million (to EUR 259 million) compared to the same period of 2006, which is explained by several factors in opposite directions, the main ones being:

- a negative EUR 64 million variation from the mark-to-market of FSA's CDS portfolio;

- non-operating capital gains amounted to EUR 303 million in 1H 2006 (mostly that on RBC Dexia Investor Services), against EUR 197 million in 1H 2007 (see details on page 24 of the Activity Report 2Q 2007), i.e. a EUR -106 million variation;
- Dexia Bank Nederland's revenues amounted to EUR 55 million in 1H 2006, and went down to EUR 29 million in 1H 2007 (a EUR -26 million variation);
- a EUR 69 million positive variation in Central Assets (DBNL excluded) stemming among others from: i) a higher level (EUR 12 million) of dividend received; ii) a positive evolution (EUR +9 million) of foreign exchange (hedges included); iii) EUR 18 million stemming from the placement of the funding linked to the acquisition of DenizBank; iv) a EUR 13 million additional revenues stemming from hybrid capital issued; v) and different items for the balance.

Expenses reached EUR 78 million in the second quarter of 2007, a very limited EUR 1 million decrease compared to the same period of 2006. During the first half of 2007, the expenses increased by EUR 30 million compared to the same period in 2006 essentially due to the increase of IT expenses, the installation of Dexia Crédit Local and Dexia SA headquarters in Paris La Défense and the increase of the headcount of several central services.

The **cost of risk** came to a net write back of EUR 1 million in the second quarter of 2007, against impairments amounting to EUR 44 million in the second quarter of 2006. This is almost totally attributable to Dexia Bank Nederland with respectively a EUR 42 million additional charge in 2Q 2006 and write backs of EUR 1 million in 2Q 2007. First half of 2007 experienced the same trends with a positive variance of EUR 33 million largely stemming from DBNL.

Concerning the **tax expense**, a net tax charge appears in the amount of EUR 4 million, against a tax credit of EUR 27 million in 2Q 2006. Last year, it came mostly from the tax incidence of the settlement of a tax dispute on the non-operating items of the period (see Activity Report 2Q 2007 page 24) and the negative underlying results of Central Assets which is tax deductible. This year, it includes a higher level of taxes partially mitigated by the release of some tax provisions. During the first half of 2007, tax credit increased by EUR 53 million (to EUR 96 million), largely explained by the winding out of Dexia Bank Nederland's local holding company (EUR +67 million impact) in the first quarter of 2007.

Appendix

Balance sheet

in billions of EUR	June 30, 2006	Dec. 31, 2006	June 30, 2007	Variation June 30, 2007 / June 30, 2006	Variation June 30, 2007 /Dec. 31, 2006
Total assets	**514.7**	**566.7**	**577.4**	**+ 12.2%**	**+ 1.9%**
of which					
Loans and advances to customers	196.2	226.5	232.5	+ 18.5%	+ 2.7%
Loans and securities	209.2	223.2	236.6	+ 13.1%	+ 6.0%
Total liabilities	**499.4**	**548.3**	**558.6**	**+ 11.8%**	**+ 1.9%**
of which					
Customers borrowings and deposits	100.6	109.5	113.2	+ 12.6%	+ 3.4%
Debt securities	178.0	184.7	185.0	+ 4.0%	+ 0.2%
Total equity	**15.2**	**18.4**	**18.7**	**+ 23.3%**	**+ 1.7%**

RECEIVED
2007 SEP 25 P 12: 11

Dexia SA/NV

Limited Company under Belgian Law

Registered Office: 11 Place Rogier, B-1210 Brussels

RPM Brussels VAT BE 0458.548.296

30 August 2007

Description of the programme

for buy back by Dexia (the "Company") of its own shares pursuant to the decision taken by the Board of Directors on 30 August 2007 to implement the authorization granted by the Extraordinary Shareholders' Meeting of 9 May 2007

(Article 4 (2) of (CE) Regulation No 2273/2003 of 22 December 2003, Article 7 § 2 of the Royal Decree of 5 March 2006 and Article 241 – 2 of the General Regulations of the AMF)

1) Date of the Shareholders' Meeting which authorized the programme

Extraordinary Shareholders' Meeting held on 9 May 2007.

2) Number of shares held directly or indirectly

As at August 29, 2007, the Company holds 325,440 shares indirectly (these are shares held by its subsidiary Dexia Crédit Local, a direct subsidiary within the meaning of Article 627 of the Belgian Company Code[1]).

3) Apportionment of objectives of the shares held

As at August 29, 2007, 325,440 shares are held by Dexia Crédit Local, a direct subsidiary of the Company within the meaning of Article 627 of the Belgian Companies Code, for the purpose of enabling that subsidiary to fulfill its obligations within the context of a share option plan in favor of its employees.

[1] The Belgian legislation (Article 627 of the Company Code) likens shares held by a direct subsidiary of the issuer to own shares. Subject to some exceptions, the regime of own shares is therefore applicable to these shares.

4) Objectives of the present share buy back programme

The objectives of the present share buy back programme are:

(i) to reduce the capital of the Company in value and/or number of shares (cancellation and destruction of own shares);

(ii) to enable the Company to fulfill any possible obligations associated with (a) debt financial instruments convertible into equities and/or (b) share option programmes or other allocations of shares to employees of the entities of the Dexia Group;

(iii) to purchase shares for conservation and later delivery by way of exchange or payment within the context of possible external growth transactions in accordance with market practices accepted by the AMF;

(iv) to purchase, sell or otherwise transfer, within the context of a liquidity contract concluded with an investment services provider and in accordance with market practices accepted by the AMF, with a view to stimulating the secondary equity market.

Objectives (iii) and (iv) above may only be followed in application of French regulations at the date of the present document. Transactions which are subject to French regulations or carried out on the Eurolist market of Euronext Paris may be carried out in the framework of these objectives (iii) or (iv), as well as transactions subject to Belgian Law or carried out on the Eurolist market of Euronext Brussels provided the Belgian authorities recognize them as an accepted market practice or otherwise authorize them for that market. Furthermore, to date no liquidity contract has been signed by the Company.

5) Maximum proportion of capital, maximum number and characteristics of shares, maximum consideration

The present transaction relates to shares issued by the company Dexia S.A., a company incorporated under Belgian Law. The shares are traded on the Eurolist market of Euronext Paris (ISIN code BE0003796134) and the Eurolist market of Euronext Brussels (ISIN code BE0003796134) as well as the Bourse in Luxembourg.

The authorized percentage of buy back repurchase is a maximum 10% of the issued share capital, assessed at the date the buy backs are made. On the basis of the share capital as at June 30, 2007, the theoretical authorized buy back is a maximum of 116.543.732 shares. Furthermore, the sums dedicated to the share buy back will in no case be greater than the amount of available reserves, i.e. 983,819,000 Euros as at 30 June 2007, unless there is a new resolution passed by the Extraordinary Shareholders' Meeting.

Notwithstanding any stricter regulations applicable at the time of buy back, the share buy back price may not be more than 10% above the last closing price on the Eurolist market of Euronext Brussels or less than one (1) Euro per share.

6) Term of the repurchase programme

The term of this buy back programme runs from 30 August 2007, until the expiry of the validity period of the authorization granted by the General Shareholders' Meeting, i.e., at the latest 9 November 2008.

7) Transactions within the context of the preceding buy back programme from 10 May 2006 to 9 May 2007

There has been no transaction in the context of the preceding buyback programme.

Situation as at 29 August 2007:

Percentage of capital directly or indirectly self-held: 0.028 %

Number of shares cancelled during the last 24 months: 22,096,720

Number of shares held in the portfolio: 325,440

Book value of the portfolio as at 29 August 2007: 3,967,364 Euros

Market value of the portfolio as at 29 August 2007: 6,359,098 Euros (on the basis of the average of the closing market price of the Dexia share on the Eurolist market of Euronext Paris and of Euronext Brussels on 29 August 2007).

Dexia has carried out no transactions on its shares using derivatives, and as a consequence does not hold any position in derivatives at the date of the present description.

The present description has been made publicly available and is available at the registered office, Dexia, 11 Place Rogier, *B-1210 Brussels, to any person on simple request, as well as on the internet site of the Company (www.dexia.com, under the heading "Legal Information"). It has been filed with the AMF.*

END